UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On August 6, 2024, Compugen Ltd. (the “Company”) issued a press release reporting the Company’s 2024 second quarter results (the “Press Release”), a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K. With the exception of the 2nd, 3rd and 4th paragraphs of the Press Release, the information contained in the Press Release is hereby incorporated by reference herein.

Second Quarter 2024 Financial Results

The unaudited interim consolidated financial statements of the Company and its subsidiary as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 are furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein. Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2024 are furnished as Exhibit 99.3 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibits
Exhibit
Number	Description of Exhibit
99.1	Press Release dated August 6, 2024.
99.2	Unaudited interim consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023.
99.3	Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2024.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in Inline XBRL (ieXtensible Business Reporting Language): (i) interim consolidated balance sheets as of June 30, 2024 and December 31, 2023; (ii) interim consolidated statements of comprehensive loss for the six months ended June 30, 2024 and 2023; (iii) interim consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023; (iv) interim consolidated statements of cash flows for the six months ended June 30, 2024 and 2023; and (v) notes to interim consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 6, 2024	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel